 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Carey, Hugh L. (Last) (First) (Middle) Triarc Companies, Inc. 280 Park Avenue (Street) New York, NY 10017 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Triarc Companies, Inc. TRY
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 30, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	01/01/2002		J (1) | V	307 | A | $24.41(2)		D
Class A Common Stock	03/18/2002		J (1) | V	55 | A | $27.00(2)		D
Class A Common Stock	04/01/2002		J (1) | V	272 | A | $27.57(2)		D
Class A Common Stock	04/25/2002		J (1) | V	54 | A | $27.71(2)		D
Class A Common Stock	06/04/2002		J (1) | V	53 | A | $27.85(2)		D
Class A Common Stock	07/01/2002		J (1) | V	330 | A | $27.24(2)		D
Class A Common Stock	09/19/2002		J (1) |	60 | A | $24.68(2)		D
Class A Common Stock	09/30/2002		J (1) |	313 | A | $23.95(2)		D
Class A Common Stock	10/29/2002		J (1) |	64 | A | $23.17(2)		D
Class A Common Stock	12/30/2002		J (1) |	277 | A | $27.06(2)	19604	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Carey, Hugh L. - January 30, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
ESOP-right to buy w/ tandem tax withholding rights	$27.17	06/04/2002		A | V	(A) 4,000	(3) | 06/04/2012	Class A Common Stock - 4,000		4,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Hugh L. Carey 01-30-2003 ** Signature of Reporting Person Date Page 2

Carey, Hugh L. - January 30, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Triarc Companies, Inc. TRY

Form 4 - January 2003

Hugh L. Carey
Triarc Companies, Inc.
280 Park Avenue
New York, NY 10017
Explanation of responses:

(1)   Shares were issued pursuant to the Company's 1998 Equity Participation Plan in lieu of annual retainer or Board of Directors or committee meeting attendance fees that would otherwise be payable in cash.
(2)   In accordance with the Company's Equity Participation Plan, the price is the average of the closing price per share on the 20 consecutive trading days immediately preceding the date on which the annual retainer or meeting attendance fee would otherwise be payable.
(3)   The option vests in two equal installments on June 4, 2003 and June 4, 2004.

Page 3